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                                                                 EXHIBIT (a)(12)

                   MARATHON ANNOUNCES COURT DENIES INJUNCTION
                         REQUEST IN PENNACO TENDER OFFER

HOUSTON, Feb. 5 /PRNewswire/ -- Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO), a unit of USX Corporation, announced today that a request pending before the Delaware Chancery Court to enjoin its tender offer through a subsidiary to acquire all outstanding shares of common stock of Pennaco Energy, Inc. (Amex: PN) for $19.00 per share, net to the seller in cash, has been denied. The tender offer is scheduled to expire at 12:00 midnight, Eastern Time, tonight (Monday, February 5, 2001).

Based on preliminary and incomplete information provided by The Bank of New York, the depositary for the offer, shortly after the market closed today approximately 86 percent of the outstanding Pennaco shares have been tendered. Marathon will announce the results of the tender offer tomorrow.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an Offer to Purchase and related Letter of Transmittal. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release because they contain important information. The tender offer statement has been filed by USX Corporation and Marathon Oil Company with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement has been filed by Pennaco Energy, Inc. with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by USX Corporation, Marathon Oil Company and Pennaco Energy, Inc. at the SEC's website www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to USX Investor Relations at
(212) 826-8418. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Pennaco Energy, Inc. at 1050 17th Street, Suite 700, Denver, Colorado 80265, telephone: (303) 629-6700.